SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 16, 2024

1. DATE, TIME AND PLACE: On August 16, 2024, held in a remote manner.

2. CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of the Company, with attendance of the Board Members indicated below. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3. AGENDA, RESOLUTIONS AND MATTERS FOR KNOWLEDGE OR OF INTEREST TO THE COMPANY:

3.1. Resolutions: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Corporate Governance Portal, the following resolution was unanimously taken by the Board Members:

(i)	PD.CA/BAK-27/2024 - Election of Executive Officer of Braskem S.A.: after prior analysis of the matter by the Personnel and Organization Committee, which gave favorable opinion on the election of the new Executive Officer, the Board Members resolved to elect Mr. CARLOS JOSÉ DO NASCIMENTO TRAVASSOS, Brazilian, married, mechanical engineer, bearer of Identity Card (Registro Geral - RG) No. 07.050.364-4 DETRAN/RJ, registered with the Individual Taxpayer Registry (Cadastro de Pessoas Físicas - CPF/MF) under No. 923.622.067-34, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP: 05501-050, in the city and state of São Paulo, to compose the Company’s Board of Executive Officers, as Officer with no specific designation, replacing Mr. João Henrique Rittershaussen, for the remainder of the current term of office, which will end at the Board of Directors’ Ordinary Meeting that will take place after the 2027 Annual Shareholders Meeting. The Officer elected herein will take office on this date, upon execution of the respective instrument of investiture, having declared, for the purposes of article 37, item II, of Law No. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provisions of paragraph 1, article 147, of Law No. 6,404, of December 15, 1976, that he is not prevented by any special law nor has he been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor is he subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. He has also presented, to comply with the provisions of the Securities and Exchange Commission of Brazil (CVM) Resolutions No. 44 and 80, written statements in accordance with the terms of said resolutions, which were filed in the Company’s headquarters. On this occasion, the Board members thanked Mr. João Henrique Rittershaussen for his dedication and contributions during his term of office in the Company. As a result of the election approved above, the Company’s Board of Executive Officers will have the following composition: Roberto Bischoff - Chief Executive Officer; Pedro van Langendonck Teixeira de Freitas – Chief Financial Officer and Investor Relations Officer; Edison Terra Filho; Carlos José do Nascimento Travassos; Marcelo Arantes de Carvalho; and Marcelo de Oliveira Cerqueira – Officers with no specific designation.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 16, 2024

3.2. Subjects for Knowledge: nothing to record.

3.3. Subjects of Interest to the Company: nothing to record.

4. ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, August 16, 2024

José M. Mettrau Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

André Amaro da Silveira	Carlos Plachta

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 16, 2024

Danilo Ferreira da Silva	Gesner José de Oliveira Filho

Héctor Núñez	João Pinheiro Nogueira Batista

José Henrique Reis de Azeredo	Juliana Sá Vieira Baiardi

Paulo Roberto Britto Guimarães	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.